1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 27, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Will Vigorously Defend its Proprietary Technology in Response to GlobalFoundries Complaints

Hsinchu, Taiwan, R.O.C. – Aug. 27, 2019 – TSMC is in the process of reviewing the complaints filed by GlobalFoundries on August 26, but is confident that GlobalFoundries’ allegations are baseless. As a leading innovator, TSMC invests billions of dollars each year to independently develop its world-class, leading-edge semiconductor manufacturing technologies. As a result, TSMC has established one of the largest semiconductor portfolios with more than 37,000 patents worldwide and a top 10 ranking for US patent grants for 3 consecutive years since 2016. We are disappointed to see a foundry peer resort to meritless lawsuits instead of competing in the marketplace with technology. TSMC is proud of its technology leadership, manufacturing excellence, and unwavering commitment to customers. We will fight vigorously, using any and all options, to protect our proprietary technologies.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The company supports a thriving ecosystem of global customers and partners with the industry’s leading process technology and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry.

TSMC serves its customers with annual capacity of about 12 million 12-inch equivalent wafers in 2019 from fabs in Taiwan, the United States, and China, and provides the broadest range of technologies from 0.5 micron plus all the way to foundry’s most advanced processes, which is 7-nanometer today. TSMC is the first foundry to provide 7-nanometer production capabilities, and is headquartered in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com